Exhibit 99.1

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$8,912,022	$7,841,306
Short-term investments	6,121,512	5,242,441
Accounts receivable	3,470,948	4,682,320
Inventories	-	586,221
Prepayments	108,820	81,247
Other current assets	504,633	273,682
Total Current Assets	19,117,935	18,707,217

Investments in non-marketable securities	1,216,556	1,089,960
Property and equipment, net	5,879,379	5,867,154
Intangible assets, net	10,045	12,177
Right-of-use assets	38,812	89,020
Deferred tax assets	44,262	119,425
Total Assets	$26,306,989	$25,884,953

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$946,061	$535,073
Advances from customers	747,279	203,787
Operating lease liabilities, current portion	27,588	33,685
Accrued expenses and other liabilities	623,664	757,885
Total Current Liabilities	2,344,592	1,530,430

Operating lease liabilities, noncurrent portion	-	23,832
Deferred tax liabilities	214,073	179,638
Total Liabilities	2,558,665	1,733,900

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 24,839,131 and 24,839,131 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	24,840	24,840
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,772 and 549,772 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	550	550
Additional paid-in capital	29,081,287	29,059,063
Statutory reserve	1,391,350	1,419,190
Accumulated deficit	(8,896,690)	(7,959,276)
Accumulated other comprehensive loss	(1,333,134)	(1,706,460)
Total Zhongchao Inc. Shareholders’ Equity	20,268,203	20,837,907

Non-controlling interests	3,480,121	3,313,146
Total Equity	23,748,324	24,151,053
Total Liabilities and Equity	$26,306,989	$25,884,953

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2025	2024
Revenues
Service	$4,910,889	$6,595,083
Product	690,190	1,753,246
Total revenues	5,601,079	8,348,329
Cost of revenues
Service	(2,309,170)	(2,539,777)
Product	(582,185)	(1,071,456)
Total cost of revenues	(2,891,355)	(3,611,233)
Gross Profit	2,709,724	4,737,096

Operating Expenses
General and administrative expenses	(2,715,279)	(2,643,824)
Selling and marketing expenses	(865,882)	(2,009,753)
Research and development expenses	(8,012)	(135,069)
Total Operating Expenses	(3,589,173)	(4,788,646)

Loss from Operations	(879,449)	(51,550)

Interest income, net	141,855	101,106
Other income, net	93,182	27,133
(Loss) Income Before Income Taxes	(644,412)	76,689

Income tax (expense) benefits	(217,907)	106,244

Net (Loss) Income	(862,319)	182,933

Net income attributable to noncontrolling interests	(102,935)	(92,886)

Net (Loss) Income Attributable to Zhongchao Inc.’s shareholders	(965,254)	90,047

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	437,366	(527,766)
Comprehensive Loss	(424,953)	(344,833)

Total comprehensive income attributable to noncontrolling interests	(166,975)	(22,141)
Total Comprehensive Loss Attributable to Zhongchao Inc.’s Shareholders	$(591,928)	$(366,974)

Weighted Average Number of Ordinary Share Outstanding
Basic and Diluted	25,388,903	2,637,340

(Loss) Earnings per Share
Basic and Diluted	$(0.04)	$0.03

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the six months ended June 30, 2025

	Ordinary Shares				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance as of December 31, 2024	24,839,131	$24,840	549,772	$550	$29,059,063	$1,419,190	$(7,959,276)	$(1,706,460)	$3,313,146	$24,151,053
Share-based compensation expenses	-	-	-	-	22,224	-	-	-	-	22,224
Net (loss) income	-	-	-	-	-	-	(965,254)	-	102,935	(862,319)
Appropriation of statutory reserve	-	-	-	-	-	56,509	(56,509)	-	-	-
Reversal of statutory reserve	-	-	-	-	-	(84,349)	84,349	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	373,326	64,040	437,366
Balance as of June 30, 2025	24,839,131	$24,840	549,772	$550	$29,081,287	$1,391,350	$(8,896,690)	$(1,333,134)	$3,480,121	$23,748,324

For the six months ended June 30, 2024

	Ordinary Shares				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Loss	Interest	Equity
Balance as of December 31, 2023*	2,054,943	$2,056	549,772	$550	$25,133,933	$1,371,168	$(7,268,025)	$(1,232,901)	$3,031,389	$21,038,170
Share-based compensation expenses	-	-	-	-	26,279	-	-	-	-	26,279
Issuance of fraction shares for share consolidation	51,188	51	-	-	(51)	-	-	-	-	-
Release of statutory reserve from dissolved entity	-	-	-	-	-	(62,618)	62,618	-	-	-
Net income	-	-	-	-	-	-	90,047	-	92,886	182,933
Foreign currency translation adjustments	-	-	-	-	-	-	-	(457,021)	(70,745)	(527,766)
Balance as of June 30, 2024	2,106,131	$2,107	549,772	$550	$25,160,161	$1,308,550	$(7,115,360)	$(1,689,922)	$3,053,530	$20,719,616

*:	Retrospectively restated for the effect of share consolidation

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

Cash Flows from Operating Activities:
Net (loss) income	$(862,319)	$182,933
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expenses	155,946	94,574
Provision for expected credit losses	291,227	117,820
Amortization of right-of-use assets	28,255	132,718
Share-based compensation expenses	22,224	26,279
Deferred tax expenses (benefits)	107,126	(164,715)
Upward adjustments in investments in non-marketable securities	(4,754)	(29,308)
Changes in fair value of short-term investments	-	131,817
Changes in operating assets and liabilities:
Accounts receivable	992,889	(388,736)
Prepayments	(25,714)	325,496
Inventories	589,996	280,675
Other current assets	(238,923)	54,974
Accounts payable	396,025	557,113
Advances from customers	533,010	(313,513)
Accrued expenses and other liabilities	(156,473)	(86,471)
Lease liabilities	(7,634)	(112,058)
Net Cash Provided by Operating Activities	1,820,881	809,598

Cash Flows from Investing Activities:
Purchases of property and equipment	-	(2,095,339)
Repayment of loans from third parties	-	277,762
Investments in short-term investments	(6,121,512)	(5,416,933)
Proceeds from redemption of short-term investments	5,241,241	5,241,677
Investments in non-marketable securities	(100,000)	-
Proceeds from redemption of non-marketable securities	-	195,169
Net Cash Used in Investing Activities	(980,271)	(1,797,664)

Effect of exchange rate changes on cash and cash equivalents	230,106	(280,819)

Net increase (decrease) in cash and cash equivalents	1,070,716	(1,268,885)
Cash and cash equivalents at beginning of period	7,841,306	7,548,694
Cash and cash equivalents at end of period	$8,912,022	$6,279,809

Supplemental Cash Flow Information
Cash paid for income tax	$89,807	$67,043

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$-	$56,367
Decrease in right of use assets and operating lease obligations due to termination	$(23,003)	$-

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